

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2018

Ted White
Chief Executive Officer and President
Verrica Pharmaceuticals Inc.
200 Garrett Street, Suite S
Charlottesville, VA 22902

      Re: Verrica Pharmaceuticals Inc.
          Registration Statement on Form S-1
          Filed May 22, 2018
          File No. 333-225104

Dear Mr. White:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2018 letter.

Registration Statement on Form S-1 filed on May 22, 2018

Risk Factors
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum..., page 59

1.   We note your revised disclosure that under your amended and restated certificate of incorporation, the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please expand your disclosure to discuss the risks associated with such provision.

Ted White
Verrica Pharmaceuticals Inc.
June 4, 2018
Page 2

You may contact Bonnie Baynes at (202) 551-4924 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Irene Paik at (202) 551-6553 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Divakar Gupta, Esq.